Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.

Email: info@LBIX.com

LEADING BRANDS, INC.

Announces Change in Board of Directors

Vancouver, Canada, July 19, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company”) announces that on July 18, 2018, Charles Brezer was appointed as a director to fill the current vacancy in the board of directors of the Company. Mr. Brezer is also a director of Liquid Media Group Ltd. (“Liquid”). Following the appointment of Mr. Brezer, the other directors, Ralph McRae, Thomas Gaglardi, Darryl Eddy and James Corbett, tendered their resignations. Mr. McRae has also tendered his resignation as President and CEO of the Company.

The adjourned special meeting of shareholders of the Company will reconvene at 10 a.m. (Vancouver time) on Monday, July 23, 2018 to consider the previously announced plan of arrangement transaction (the “Arrangement”) with Liquid.

The other transaction steps contemplated in the Arrangement pertaining to the departing directors have now been completed. Please refer to the joint information circular of the Company and Liquid dated June 8, 2018 for reference to the transaction steps contemplated in the Arrangement.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements, including information concerning the Arrangement. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Arrangement, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. There can be no assurance that the Arrangement will be completed as proposed or at all. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.